ALTUS MIDSTREAM COMPANY

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, TX 77056-4400

(713) 296-6000

December 12, 2018

VIA EDGAR

Kevin Dougherty

Assistant Director

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-228467)

Dear Mr. Dougherty:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Altus Midstream Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228467) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 14, 2018, or as soon as practicable thereafter.

Very truly yours,

ALTUS MIDSTREAM COMPANY

By:	/s/ Ben C. Rodgers
Ben C. Rodgers
Chief Financial Officer

cc:	John C. Clutterbuck and Courtney Cochran Butler, Hunton Andrews Kurth LLP (via E-mail)